

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 5, 2015

<u>Via E-Mail</u>
Mr. David A. Baumgarten
President and Chief Executive Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223

Re: **Bank Mutual Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2014
Definitive Proxy Statement on Schedule 14A
Filed March 6, 2015
File No. 001-36528

Dear Mr. Baumgarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Cash Bonus/Incentives, page 25</u>

1. Refer to your disclosure at the end of the second paragraph on page 26. Please explain to us and in future filings disclose how the compensation committee evaluated the individual performance of each named executive officer with the exception of Mr. Baumgarten, in determining the ultimate payout. To the extent that the decisions regarding a named executive officer's individual performance were based upon a subjective evaluation, please ensure that you disclose each executive officer's personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for

purposes of demonstrating how they resulted in specific compensation decisions. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Chief Executive Officer Compensation, page 26

2.   We note disclosure that Mr. Baumgarten has received fees related to his services on the company's board and the Bank's board for a total aggregate of $27,200. Please tell us where these fees have been disclosed in the summary compensation table, and in future filing, identify them through the use of footnote disclosure to the extent applicable. Please see instruction 3 to Item 402(c) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jonathan E. Gottlieb, Staff Attorney, at (202) 551-3416 or me at (202) 551-3369 if you have any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief